CHADBOURNE & PARKE LLP
30 Rockefeller Plaza
New York, NY 10112

March 9, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	GLG Partners, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008
Proxy Statement for the 2008 Annual Meeting of Shareholders
File No. 1-33217

Ladies and Gentlemen:

                 On behalf of GLG Partners, Inc., a Delaware corporation (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated February 20, 2009 from Mr. Rufus Decker, Accounting Branch Chief, Division of Corporation Finance of the SEC, to Mr. Jeffrey M. Rojek, Chief Financial Officer of the Company (the “Comment Letter”). Set forth below are the Staff’s comments contained in Mr. Decker’s letter (in bold face type) followed by the Company’s responses.

                 Where the Company is agreeing to make requested revisions to its disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Form 10-K for the Year Ended December 31, 2007

General

            1.            Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

The Company notes the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results Of Operations, page 50.

Assets Under Management, page 61

2. We have read your response to comment four from our letter dated January 9, 2009 and have the following comments.

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•	Similar to the information presented in your response, please confirm that you will disclose the notices required for an investor to make a redemption.

•	We continue to believe that information regarding any known changes in assets under management occurring subsequent to your latest balance sheet date but prior to the date of your filings, such as known redemptions and/or notices of expected redemptions is important to investors. Notwithstanding the fact that redemption notices may be cancelled with the approval of a director of the relevant GLG Fund or redemptions suspended or deferred by the boards of the respective GLG Funds, your disclosures should clearly discuss any known trends in redemptions or notice of expected redemptions within MD&A. In this regard, you may wish to disclose the fact that redemptions may be cancelled or suspended or provide historical evidence regarding the cancellation or suspension of redemptions to help provide context to your redemption disclosures. Furthermore, it is unclear to us that “other offsetting changes in AUM” would mitigate the need to discuss material redemptions.

           In response to the Staff’s comments, the Company confirms that it has included disclosure of the notice periods required for redemptions from the GLG Funds similar to the information provided in the Company’s response to comment no. 4 in the Staff’s comment letter dated January 9, 2009 in MD&A in its Form 10-K for the year ended December 31, 2008, which was filed on March 2, 2009 (the “2008 Form 10-K”), under the heading “– Critical Accounting Policies – Assets Under Management” and will include substantially similar disclosure in its future filings on Forms 10-K and 10-Q. In addition, the Company confirms that it has and will include in its filings on Forms 10-K and 10-Q disclosure of any material known changes in assets under management (“AUM”) occurring subsequent to the latest balance sheet date but prior to the date of the filing of the Form 10-K or 10-Q, as the case may be, including material known redemptions or notices of expected redemptions from the GLG Funds and managed accounts and material known new mandates for additional investments into the GLG Funds and managed accounts, to the extent management determines that these changes represent a known trend impacting AUM that is reasonably likely to have a material effect on the Company’s future financial condition or results of operations. The Company has included a discussion of material known trends of changes in AUM based on changes subsequent to the December 31, 2008 balance sheet date but prior to the filing of the 2008 Form 10-K in MD&A in the 2008 Form 10-K under the heading “– Assets Under Management”.

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Proxy Statement for 2008 Annual Meeting

Performance Compensation Awards for 2008, page 19

            3.           We note in your response to comment 11 in our letter dated January 9, 2009 that the company intends to disclose the performance targets to the extent that such targets provide material information necessary to an understanding of the company’s compensation policies and would not result in competitive harm to the company. In addition, you believe that competitive harm may not be significant. However, you also state that disclosure of the target amounts for 2008 would not provide material information because the compensation committee can exercise significant judgment and discretion in determining the actual amount paid to the executive officers, and targets amounts could be misused by financial analysts, stockholders, competitors and others because these amounts are not intended to provide guidance of expected performance.

            It appears from your response that the size of the 2008 bonus pool and net AUM target amounts are material in determining the executive officers compensation for 2008. Furthermore, as set forth in Item 402(b)(2)(vi) of Regulation S-K, you should discuss “whether discretion can be or has been exercised (either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout), identifying any particular exercise of discretion, and stating whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s).”

            Also, in your MD&A and CD&A disclosure, you should describe management’s strategies, including the company’s growth strategies, and 2008 bonus targets. It appears that the bonus targets can be disclosed in a manner that will not incorrectly signal the market about your goals and strategy because you can clearly explain what trends, events, and uncertainties are affecting the business currently and for the periods reported upon. Please quantify your 2008 performance targets as required by Item 402 of Regulation S-K.

            In response to the Staff’s comments, the Company confirms that it will include in the CD&A section of its proxy statement for the 2009 Annual Meeting of Stockholders the specific 2008 bonus targets for the 2008 performance compensation awards granted to named executive officers (“NEOs”) in connection with its discussion of the compensation for its NEOs for 2008, including whether discretion can be or has been exercised to reduce the size of the bonus amount payable to the eligible NEOs, identifying the particular exercise of discretion and whether it applied to any particular NEO or all compensation subject to the performance target. As previously discussed in the Company’s prior response to comment no. 11 in the Staff’s letter of January 9, 2009, the maximum bonus opportunity for each eligible NEO is fixed at one-third of the bonus pool amount determined based on the percentage of the target net AUM as of December 31, 2008 and cannot be increased (only decreased) by the Compensation Committee. As the Company is in the process of preparing

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its proxy statement for the 2009 Annual Meeting, the Company is not currently able to provide the Staff with an example of what the proposed disclosure will look like.

*         *          *          *         *         *

                 Please telephone Sey-Hyo Lee at (212) 408-5122, of this office, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to Mr. Lee by facsimile at (646) 710-5122.

Sincerely, /s/ Chadbourne & Parke LLP

VIA EDGAR AND BY HAND

cc:	Securities and Exchange Commission Mr. Rufus Decker Dietrich King, Esq. Brigitte Lippmann, Esq. Mr. Ernest Greene Ms. Jeanne Baker GLG Partners, Inc. Mr. Jeffrey Rojek Alejandro San Miguel, Esq.